United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Press ReleaseVale informs decrease of relevant shareholding ownershipRio de Janeiro, February 09, 2021 - Vale S.A (“Vale”) informs that on February 9th, it received a notice from Litela Participações S.A. (“Litela”) stating as follows:“We make reference to article 301 of the New Market Regulation of 09/05/2017, which came into force on 01/02/2018, and in compliance with article 12 of CVM Instruction 358/02, we inform that in February 2021 Litela Participações S.A. - In Liquidation transferred 504,801,150 common shares issued by Vale S.A. ("Vale") to its shareholders, at a unit price of R$ 37.94, according to the attached table, 406,981,677 shares being for its controlling shareholder, Previ - Caixa de Previdência dos Funcionários do Banco do Brasil, registered with the CNPJ/ME under no. 33,754,482/2221-24. As a consequence of the transfer of the shares, Litela reduced its shareholding in Vale to 0.29% disregarding the treasury shares.Litela also clarifies that the shares were transferred within the scope of anticipated asset sharing, approved at the Extraordinary General Meeting initiated on December 10, 2020, suspended, resumed and closed on December 18, 2020.Without further ado, we remain at your disposal for clarification and subscription.”Vale informs that it will proceed with the updating of its Reference Form, to reflect the aforementioned change, pursuant to CVM Instruction no. 480/09, as amended.Luciano Siani Pires Executive Officer of Investor RelationsEver since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.comThis press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 09 2021		Head of Investor Relations